Mail Stop 6010

August 18, 2008

Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

Re: Parexel International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244

Dear Mr. von Rickenbach:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Suzanne Hayes
Branch Chief